EMGOLD MINING CORPORATION

(An Exploration Stage Company)

Unaudited Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2018 and 2017

Stated in US Dollars

Notice of No Auditor Review of

Condensed Interim Consolidated Financial Statements

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The unaudited condensed interim financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards for the preparation of the condensed interim financial statements and are in accordance with IAS 34 – Interim Financial Reporting.

The Company’s independent auditor has not performed a review of these unaudited condensed interim financial statements in accordance with standards established by the Canadian Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

EMGOLD MINING CORPORATION
US Dollars (Unaudited)

Condensed Interim Consolidated Statement of Financial Position
		As at
	Note	30 September 2018	31 December 2017
Assets
Current Assets
Cash and cash equivalents		$182,185	$18,572
Amounts receivable		25,049	3,721
Share subscription receivable	8	36,020	-
Prepaid amounts and deposits		6,449	8,993
		249,703	31,286
Non-current Assets
Reclamation bonds		9,694	9,963
Assets held for sale	5	154,452	154,452
Deposit		118,325	110,813
Exploration and evaluation assets	6	986,780	544,113
		1,269,251	819,341
Total Assets		$1,518,954	$850,627
Liabilities
Current Liabilities
Accounts payable and accrued liabilities		$300,657	$236,524
Loan payable	10	152,759	-
Flow-through share premium liability	9	77,387	-
Due to related parties	7	268,401	263,608
		799,204	500,132
Equity (Statement 3)
Share capital	8	45,179,077	44,095,360
Warrants – contributed surplus		69,794	686,349
Options – contributed surplus		7,062,781	7,062,781
Deficit		(52,215,902)	(51,493,995)
		719,750	350,495
Total liabilities and equity		$1,518,954	$850,627

Nature of operations and going concern (note 1)
Events after the Reporting Period (note 13)
Approved and authorized for issuance by the board of directors on November 28, 2018
“David Watkinson”	“Robert Rosner”
David Watkinson, Director	Robert Rosner, Director

The accompanying notes are an integral part of these financial statements

EMGOLD MINING CORPORATION
US Dollars (Unaudited)

Condensed Interim Consolidated Statement of Comprehensive Loss
		Nine months ended	Nine months ended	Three months ended	Three months ended
	Note	30 September 2018	30 September 2017	30 September 2018	30 September 2017
Expenses
Exploration and Evaluation
Resource property expense	6	$283,718	$21,718	$296,644	$34,297
General and Administrative
Management and consulting		157,492	33,496	266,798	93,316
Listing and filing fees		15,685	7,896	33,143	18,594
Professional fees		66,428	2,408	94,565	19,997
Office and administration		7,527	4,702	28,512	10,723
Rent		9,380	-	13,880	-
Shareholder communication		(4)	119	469	4,548
Insurance		2,147	2,013	6,519	5,079
Banking costs		661	143	756	878
Amortization		18,471	-	18,471	-
Net Loss and Comprehensive Loss Before Other Items		(561,505)	(72,079)	(759,757)	(187,432)
Sublet income		3,600	-	7,200	-
Amortization of flow-through share premium liability	9	33,123	-	33,123	-
Financing changes		(15,522)	-	(17,814)	-
Foreign exchange (loss) gain		7,299	(1,535)	15,341	(4,104)
(Gain) on write-off of related party debt		-	(833)	-	587,500
Loss and Comprehensive Loss		(533,005)	(74,447)	(721,907)	395,96
Loss per share, basic and diluted		$(0.03)	$(0.01)	(0.06)	$0.05
Weighted Average Number of Common Shares Outstanding		$17,421,439	$7,971,206	$11,371,998	$7,964,719
The accompanying notes are an integral part of these financial statements

EMGOLD MINING CORPORATION
US Dollars
(Unaudited)

Condensed Interim Consolidated Statement of Changes Of Equity

	Number of Outstanding Shares	Share Capital	Number of Outstanding Shares	Reserves Warrants	Number of Outstanding Shares	Reserves Options	Deficit	Shareholders' equity (deficiency)
Balance, December 31, 2016	7,900,373	$44,035,360	-	$686,349	500,000	$7,062,781	$(51,808,333)	(23,843)
Shares issued for properties	70,833	60,000	-	-	-	-	-	60,000
Options expired	-	-	-	-	(200,000)	-	-	-
Comprehensive gain for the period	-	-	-	-	-	-	469,578	469,578
Balance, September 30, 2017	7,971,206	44,095,360	-	686,349	300,000	7,062,781	(51,338,755	505,735

Balance, December 31, 2017	7,971,206	44,095,360	-	686,349	265,000	7,062,781	(51,493,995)	350,495
Private Placement - Flow-through (net of issuance costs)	4,973,529	291,695	2,577,423	6,901	-	-	-	298,596
Private Placement - Non flow-through (net of issuance costs)	5,695,498	507,122	5,695,499	544	-	-	-	507,656
Shares issued for properties	2,428,572	284,910	-	-	-	-	-	248,910
Share-based compensation	-	-	48,917	-	-	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	(721,907	(721,907)
Balance, September 30, 2018	21,068,805	45,179,077	8,321,839	693,794	265,000	7,062,781	(52,215,902)	719,750

The accompanying notes are an integral part of these financial statements

EMGOLD MINING CORPORATION
US Dollars
(Unaudited)

Condensed Interim Consolidated Statement of Cash Flows

	Nine months ended
	September 30,
	2018	2017
	$	$

Operating activities
Net Income (Loss) for the Period	(721,907)	469,578
Items not Affecting Cash:
Amortization of Flow-through shares premium liability	(33,123)	-
Effect of currency translation	269	(323)
(Gain) on write-off of related party debt	-	(587,500)
Changes in non-cash operating working capital
Amounts reeivable	(21,328)	2,523
Prepaid expenses and deposits	2,544	526
Accounts payable and accrued liabilites	63,213	(4,285)
Due to related parties	4,793	49,249
Cash used in operating activities	(705,539)	(70,232)

Investing activities
Resource properties royalty payments received	10,000	60,000
Resource properties expenditures	(7,512)	-
Acquisition of mineral properties	(167,757)	-
Cash provided by investing activites	(165,269)	60,000

Financing activites
Bridge loan advance	152,759	-
Net proceeds from units issued for cash	881,662	-
Cash provided by financing activities	1,034,421	-

(Decrease) in cash	163,613	(10,232)
Cash, beginning of year	18,572	73,470
Cash, end of period	182,185	63,238

The accompanying notes are an integral part of these financial statements

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

1.
NATURE OF OPERATIONS AND GOING CONCERN

Emgold Mining Corporation (“the Company” or “Emgold”) is incorporated under the British Columbia Corporations Act and the principle place of business is located at 1015 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V: EMR”), the OTC Markets (“OTC: EMGCF”) and on the Frankfurt Stock Exchange (“FRA: EMLM”).

These condensed interim consolidated financial statements (“Financial Statements”) have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations.

There are several adverse conditions that cast substantial doubt upon the soundness of this assumption. The Company has negative working capital, has incurred operating losses since inception, has no source of significant revenue at this time, is unable to self-finance operations, and has significant on-going cash needs to meet its overhead requirements and maintain its exploration and evaluation assets. Further, the business of mining and exploration involves a high degree of risk and there can be no assurance that current or future exploration programs will result in profitable mining operations. The recoverability of exploration and evaluation assets is dependent upon several factors, which include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

For the Company to continue to operate as a going concern it must obtain additional financing; while the Company was successful in raising additional subsequent to September 30, 2018 (note 13 a), there can be no assurance such financing will be available in the future.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used, and such adjustments could be material.

As at September 30, 2018, the Company had a working capital deficit (rounded to the nearest thousands) of $550,000 (December 31, 2017 - $469,000) and accumulated deficit of $52,215,902 (December 31, 2017 - $ 51,494,000).

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

2.
STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements for three and nine months ended September 30, 2018, together with the comparative figures herein have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements do not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that these condensed interim financial statements be read in conjunction with the audited annual financial statements of the Company for the most recent year ended December 31, 2017.

3.
SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

These condensed consolidated interim financial statements have been prepared on an accrual basis and are based on historical costs, except for financial instruments measured at their fair value. These condensed consolidated interim financial statements are presented in United States dollars, unless otherwise noted.

Basis of Consolidation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

● Idaho-Maryland Mining Corporation
● Emgold (US) Corporation

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

Significant Estimates and Assumptions

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the fair value measurements for financial instruments.

Significant Judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

–
the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty.
–
the estimation of the fair value of reclamation liability.

4.
FINANCIAL INSTRUMENT AND RISK MEASUREMENT

a)
Financial Instrument Classification and Measurement

Financial instruments of the Company carried on the Consolidated Statement of Financial Position are carried at amortized cost with the exception of cash and cash equivalents, which is carried at fair value. There are no significant differences between the carrying value of financial instruments and their estimated fair values as at September 30, 2018 and December 31, 2017.

The Company classifies the fair value of these transactions according to the following hierarchy.

● Level 1 – quoted prices in active markets for identical financial instruments.
● Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
● Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

The Company’s cash and cash equivalents have been assessed on the fair value hierarchy described above and classified as Level 1. There have been no changes between levels during the period.

b)
Fair Values of Financial Assets and Liabilities

The Company’s financial instruments include cash and cash equivalents, amounts receivable, reclamation bonds, assets held for sale, due to related parties, and accounts payable and accrued liabilities. At September 30, 2018 and December 31, 2017, the carrying value of cash and cash equivalents is fair value. Amounts receivable, due to related parties, deposits and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.

c)
Market Risk

Market risk is the risk that changes in market prices will affect the Company’s earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

d)
Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with major banks in Canada, accordingly the Company believes it is not exposed to significant credit risk.

e)
Interest Rate Risk

Interest rate risk is the risk of losses that arise as a result of changes in contracted interest rates. The Company is nominally exposed to interest rate risk.

f)
Currency Risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. To manage this risk the Company maintains only the minimum amount of foreign cash required to fund its on-going exploration expenditures. The Company is not exposed to significant foreign currency risk. At September 30, 2018 the Company held $11,000 (December 31, 2017 - $13,000) denominated in US Dollars and $171,200 (December 31, 2017 - $6,000) denominated in Canadian Dollars.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

g)
Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. As the Company has no significant source of cash flows this is a significant risk.

5.
ASSETS HELD FOR SALE

Emgold has a 7.13-acre parcel of land located in Nevada County that was part of the Company’s former Idaho-Maryland Project, which is currently listed for sale.

ASSETS HELD FOR SALE	Amount
Balance as at December 31, 2016 and September 30, 2017	$154,452
Balance as at December 31, 2017 and September 30, 2018	$145,452

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

6.
EXPLORATION AND EVALUATION ASSETS

Property Acquisition Costs	Buckskin Rawhide East	Buckskin Rawhide West	Koegel Property	BC Properties	Nevada Golden Arrow Property	Troilus North	Total
Balance as at January 1, 2017	434,052	80,029	80,030	2	-	-	594,113
Acquisitions	-	30,000	30,000	-	-	-	60,000
Royalty payments	(110,000)	-	-	-	-	-	(110,000)
Balance as at December 31, 2017	324,052	110,029	110,030	2	-	-	544,113
Balance as at January 1, 2018	324,052	110,029	110,030	2	-	-	544,113
Acquisitions	-	30,000	30,000	-	25,123	367,544	452,667
Royalty payments	(10,000)	-	-	-	-	-	(10,000)
Balance as at September 30, 2018	314,052	140,029	140,030	2	25,123	367,544	986,780

Exploration and Evaluation Expenditures	Idaho Maryland	Buckskin Rawhide East	Buckskin RawhideWest	Koegel Property	Other Prospect	Golden Arrow Property	Troilus North	Total
Claims fees	-	3,515	6,024	-	-	-	-	9,539
Carrying costs	16,961	-	-	-	-	-	-	-
General property search	-	-	-	-	12,055	-	-	12,055

Balance as at December 31, 2017	16,961	3,515	6,024	-	12,055	-	-	21,594
Claims fees	-	-	3,655	5,580	-	59,639	-	68,874
Carrying costs	8,585	-	-	-	2,650	3,096	-	14,331

General property search	-	-	-	-	47,822	-	165,617	213,439
Balance as at September 20, 2018	8,585	-	3,655	5,580	50,472	62,735	165,617	296,644

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

a)
Golden Arrow Property, Nevada

On July 18, 2017 Emgold signed a non-binding Letter of Intent (“LOI”) to acquire up to a 100% interest in the Golden Arrow Property, Nevada from Nevada Sunrise Gold Corporation. This LOI was amended as announced by press release on January 4, 2018 (the “First Amended LOI”) and again as announced by press release on July 16, 2018 (the “Second Amended LOI”). The Second Amended LOI was then replaced by a binding Definitive Agreement. announced by press release on October 2, 2018. The transaction was approved by the TSX Venture Exchange. announced by press release on October 5, 2018 subsequent to quarter end.

The Golden Arrow Property is located approximately 40 miles east of Tonopah in Nye County, Nevada. The property consists of 357 unpatented and 17 patented lode mineral claims covering an area of approximately 7,030 acres (2,845 hectares). It is an advanced-stage exploration property with a comprehensive exploration database including geochemical sampling, geophysics, and over 200,000 feet of reverse circulation and diamond core drilling.

The Definitive Agreement allows Emgold (or a wholly owned subsidiary of Emgold) to acquire a 51% interest in the Golden Arrow by (i) making cash payments to Nevada Sunrise in the aggregate amount of $100,000 (such amount has been paid as of the date hereof); and (ii) issuing to Nevada Sunrise 2.5 common shares in the capital of Emgold. In addition, the Company has the option of acquiring the remaining 49% interest in Golden Arrow by issuing to Nevada Sunrise an additional 2.5 million common shares in the capital of Emgold within 24 months of the date of closing of the transaction.

On October 5, 2018, Emgold announced its intent to move forward with the purchase of the 51% interest in the property and also to exercise its option to earn 100% interest in the property, which it subsequently completed (note 13 b).

b)
Buckskin Rawhide East Property, Nevada

The Company has a 100% interest in the 52 unpatented mineral claims, totalling 835 acres, that make up Buckskin Rawhide East Property, located near Fallon, Nevada.

The Buckskin Rawhide Property is leased to Rawhide Mining LLC (RMC), owners of the Rawhide Mine under the following terms:

1.
The Lease Term is 20 years (start date of 01 June 2013).
2.
Advance royalty payments will be $10,000 per year, paid by RMC to Emgold, with the first payment due at signing and subsequent payments due on the anniversary of the Lease Agreement.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

3.
During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing.
4.
RMC will conduct a minimum of US$250,000 in exploration activities by the end of Year 1.
5.
RMC will conduct an additional minimum of US$250,000 in exploration activities by the end of Year 3, for a total of US$500,000 in exploration activities by the end of Year 3.
6.
RMC will have the option of earning a 100% interest in the property by bringing it into commercial production.
7.
Upon bringing the property into commercial production, RMC will make "Bonus Payments" to Emgold. Bonus Payments will be US$15 per ounce of gold when the price of gold ranges between US$1,200 per ounce and US$1,799 per ounce. If the price of gold exceeds US$1,800 per ounce, the Bonus Payment will increase to US$20 per ounce.
8.
After meeting its exploration requirements, should RMC subsequently elect to drop the property of decide not to advance it, the property will be returned to Emgold. Should Emgold subsequently advance the property into production, RMC shall then be entitled to the same type of Bonus Payments as contemplated in 7 above.

Under the terms of the lease agreement, RMC was to complete $500,000 in exploration related expenditures on the property by the third anniversary or June 1, 2016. However, as at June 1, 2016, RMC had completed only US$325,000 in exploration activities on the property. On June 1, 2016, RMC and Emgold mutually agreed to amend the original Lease Agreement whereby RMC would pay Emgold US$175,000, in seven quarterly payments of US$25,000, starting June 1, 2016, to keep the Lease Agreement in good standing. These payments were in lieu of completing the additional US$175,000 in exploration work required in the original Lease Agreement. Payments of $25,000 each were completed for June 1, 2016, September 1, 2016, December 1, 2016, March 1, 2017, June 1, 2017, September 1, 2017, and December 1, 2017 respectively.

Emgold received the $10,000 annual advance royalty payment for the Buckskin Rawhide Property from RMC due June 1, 2018.

c)
Buckskin Rawhide West Property, Nevada

In February 2013, the Company entered a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the PC and RH mineral claims, located 0.3 miles west of Emgold’s existing Buckskin Rawhide Property, in Mineral County, Nevada. The PC and RH claims, called Buckskin Rawhide West, comprise 21 unpatented lode mining claims totalling 420 acres.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

Pursuant to the lease agreement, advance royalty payments were paid to Jeremy C. Wire in the amount of $10,000 each year during 2012, 2013, and 2014. $20,000 in year 2015, and $30,000 each year in 2016, 2017, and 2018 (total $130,000). All payments were made in shares. The property subject to a 2% Net Smelter royalty, which can be purchased at any time for $1.0 million.

d)
Koegel Rawhide, Nevada

In February 2012, the Company entered a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the RHT and GEL claims, located four miles south of the Rawhide Mine in Mineral County, Nevada. The RHT and GEL claims comprise 19 unpatented lode mining claims totalling 380 acres. In addition, Emgold staked 17 additional unpatented lode claims totalling 340 acres. Together, the claims, totalling 720 acres, make up the Koegel Rawhide Property.

Pursuant to the lease agreement, advance royalty payments were paid to Jeremy C. Wire in the amount of $10,000 each year during 2012, 2013. and 2014. $20,000 in year 2015 and $30,000 each year in 2016, 2017, and 2018 (total $130,000). All payments were made in shares. The property subject to a 2% Net Smelter royalty, which can be purchased at any time for $1.0 million.

e)
Troilus North, Quebec

The Troilus North Property consists of 209 contiguous claims totaling 11,309 ha located 160 km north of the town of Chibougamau in the province of Quebec. On June 27, 2018, the Company and Chimata Gold Corp. (“Chimata”) entered into a definitive option, earn-in, and joint venture agreement (the “Definitive Agreement”) giving the Company the right to acquire up to a 100% interest in the Troilus North Property.

The terms of the Definitive Agreement provide that the Company will have the exclusive right and first option (the "First Option") to acquire an 80% interest in the Troilus North Property over a two-year period by issuance of 4.0 million shares of the capital of Emgold and by completion of C$750,000 in exploration expenditures to be incurred within two years of closing. The share issuance schedule for First Option comprises payment of (i) 2,000,000 shares of the Company issued to Chimata on closing (June 27, 2018 - completed), (ii) 1,000,000 shares of the Company to be issued to Chimata at the first anniversary date, and (iii) 1,000,000 shares of the Company to be issued to Chimata at the second anniversary date.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

Upon completing the First Option, the Company will have a further option (the “Second Option”) to acquire an additional 20% interest (total 100% interest) in the Troilus North Property by issuing Chimata a further 1.0 million shares. Chimata would retain a 1% Net Smelter Royalty for Troilus North, half of which (i.e. 0.5%) could be purchased by the Company at any time for C$500,000.

The Company will be assigned Chimata’s rights and obligation under the mining property acquisition agreement entered into by Chimata with Greg Exploration Inc. and other vendors (collectively referred to as the “Vendors”) on September 18, 2017 along with the amending agreement to such acquisition agreement entered on March 19, 2018 (collectively referred to as the “Acquisition Agreement”), which shall include but not be limited to remaining payments which are left outstanding to the Vendors but also the right by the Company to purchase the NSR that is granted to the Vendors under the Acquisition Agreement in lieu and place of Chimata. The following are the remaining payments outstanding pursuant to the Acquisition Agreement between Chimata and Greg:

1) Fifty thousand dollars ($50,000) to be paid on or prior September 30, 2018;
2) Fifty thousand dollars ($50,000) to be paid on or prior to March 31, 2019;
3) Fifty thousand dollars ($50,000) to be paid on or prior to September 30, 2019; and
4) Fifty thousand dollars ($50,000) to be paid on or prior to March 31, 2020.

Exploration Expenditures shall include, but not be limited to, claim fees, property taxes, advance claim or advance royalty payments or other holding costs including property payments to underlying claim owners, exploration expenditures, permitting expenditures, reclamation expenditures, and reasonable administrative costs. Excess expenditures, made in any given year, will be credited to future years of exploration of the Troilus North Property. Note that the payments outlined above to be paid to the Vendors as part of the Acquisition Agreement are therefore part of the C$750,000 in exploration expenditures required to complete the First Option.

The Company will be deemed to be the operator of the Troilus North Property during the First Option Period and retain full discretion as to the nature, extent, timing, and scope of all work and exploration expenditures to be undertaken on the Troilus North Property. Two years after the date of closing of the Troilus North Transaction or upon completion of the First Option requirements, whichever occurs first, and should the Company decide not to exercise the Second Option; Chimata and the Company would establish an industry standard Joint Venture Operating Agreement to operate a joint venture entity between them (the “Joint Venture Entity”). The Company will be the initial operator of the Joint Venture Operating Agreement and shall retain full discretion as to the nature, extent, timing, and scope of all work on the Troilus North Property. After the Joint Venture Operating Agreement takes effect, Chimata and the Company will be required to contribute to the Joint Venture Entity based on their respective ownership percentages of the Joint Venture Entity, or be diluted. After forming the Joint Venture Operating Agreement, if Chimata does not to contribute to the Joint Venture Entity and its interest in the Joint Venture Entity falls below ten percent (10%) ownership at any given time, Chimata’s interest in the Property would be converted into a Net Smelter Interest of one percent (1.0%). The Company shall retain the option to purchase 50% of this NSR for C$500,000.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

On July 13, 2018, as announced by press release, Emgold and Chimata agreed to amend the Definitive Agreement. In exchange for C$200,000 in cash and the issuance of 1.0 million additional shares, Chimata agreed to reduce the exploration requirements from C$750,000 to C$300,000. The amendment is subject to regulatory approval by the TSX Venture Exchange.

During the quarter, the Company advanced $142,634 or C$185,500 to Chimata towards the total cash consideration of C$200,000 for the acquisition of the 100% of Troilus North Property (refer to note 13(c)).

f)
Stewart Property, British Columbia

The Company holds a 100% interest in the Stewart mineral claims, near Ymir British Columbia, totalling 5,789 hectares. The property is subject to a 3% underlying Net Smelter Royalty. Emgold retains the right to purchase 2% of the underlying Royalty by making a C$1.0 million payment to the underlying royalty holder. The property is held through completed assessment work to January 2023 without additional assessment work being required.

g)
Rozan Property, British Columbia

The Company holds the rights to the Rozan mineral claims, near Ymir British Columbia, totalling 1,950 hectares. The property is subject to a 3% underlying Net Smelter Royalty. Emgold retains the right to purchase 2% of the underlying Royalty by making a C$1.0 million payment to the underlying royalty holder. The property is held through completed assessment work to March 2023 without additional assessment work being required.

h)
Idaho-Maryland Property, California

In 2015, the Company classified the former Idaho-Maryland project of $490,508 as assets held for sale. The Company sold several properties in Grass Valley and has one remaining property, valued at $154,452.

7.
RELATED PARTY TRANSACTIONS

Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers. The Company incurred the following transactions with directors and key management personnel during the nine months ended September 30, 2018 and 2017 was as follows:

	Nine months ended September 30,
	2018	2017
	$	$
Director, Management and Consulting fees	130,416	78,135
	130,416	78,135

As at September 30, 2018, $258,425 (December 31, 2017 - $222,786) was owing to the CEO of the Company. The majority of this balance was accrued salary of the CEO. The remaining balance of $573 is related to the accrued interest to August 16, 2018 for advances made by the CEO to the Company between December 2017 to June 2018 where the principal of all these advances were repaid on August 16, 2018. CEO salary of $69,375 were accrued in the nine months ended September 30, 2018.

As at September 30, 2018, two directors loaned the Company C$5,000 each. These loans bear interest at 1% per month and are repayable on demand. C$5,000 has been repaid to one director subsequent to the quarter ended September 30, 2018.

As at September 30, 2018, C$89,074 (December 31, 2017 - $31,414) were owing to an entity controlled by the former CFO of the Company for CFO and accounting services up to July 2018.

During the nine months period ended September 30, 2018, service fees of $30,000 were paid to current CFO for management and consulting services (2017 – Nil).

Remaining related party balances are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties. Amounts due to related parties are unsecured, non-interest bearing and have no fixed term of repayment.

During the quarter ended September 30, 2018, two directors of the Company participated in the second tranche of the non-flow through private placement with each subscribing 250,000 units at C$0.12/unit or C$30,000 subscription proceeds.

During the quarter ended September 30, 2018, the CEO of the Company made a subscription for 900,000 units at C$0.12/unit of non-flow through private placement in the amount of C$96,000. These 900,000 shares were closed and issued subsequent to this reporting period on October 4, 2018.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

8.
CAPITAL STOCK

Authorized

Unlimited number of common shares without par value.

Issued and outstanding

On June 27, 2018, the Company issued 2,000,000 common shares as earn-in option payment for Troilus North Property pursuant to the term of the First Option Agreement for Troilus North.

On June 27, 2018, the Company completed the first tranche of a flow-through private placement with an issuance of 1,128,333 units at C$0.15/unit. Each unit consists of one common share and one half of the share purchase warrants. In addition, 48,917 common shares were issued to the finder of this financing.

On July 10, 2018, the Company completed the second tranche of a flow-through private placement with an issuance of 2,886,931 units at C$0.15/unit. Each unit consists of one common share and one half of the share purchase warrants. In addition, 61,847 common shares and 61,847 share purchase warrants were issued to the finder of this financing.

On August 10, 2018, the Company completed the first tranche of a non-flow-through private placement with an issuance of 2,584,999 units at C$0.12/unit. Each unit consists of one common share and one share purchase warrants. In addition, 10,500 common shares were issued to the finder of this financing.

On August 15, 2018, the Company completed the third tranche of a flow-through private placement with an issuance of 553,500 units at C$0.15/unit. Each unit consists of one common share and one half of the share purchase warrants. In addition, 10,000 common shares and 38,280 share purchase warrants were issued to two finders of this financing.

On August 28, 2018, the Company completed the second tranche of a non-flow-through private placement with an issuance of 3,100,000 units at C$0.12/unit. Each unit consists of one common share and one share purchase warrants.

On August 31, 2018, the Company completed the fourth tranche of a flow-through private placement with an issuance of 280,000 units at C$0.15/unit. Each unit consists of one common share and one half of the share purchase warrants. In addition, 4,000 common shares and 4,000 share purchase warrants were issued to the finder of this financing.

As at September 30, 2018, $110,784 or C$142,250 subscription receivable were outstanding related to the two closed tranches during the current quarter and $74,765 or C$96,000 subscription receipt related to the financing closed subsequent to the quarter were deposited.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

As at September 30, 2018, the Company had issued 21,068,805 (December 31, 2017 – 7,971,206) common shares.

Warrants
A continuity of the Company’s warrants is as follows:

	Warrants	Weighted average exercise price	Weighted average number years to expiry
		$C
Balance, December 31, 2017	–	–	–
Issued	8,272,922	0.18	1.86
Balance, September 30, 2018	8,272,922	0.18	1.86

As at September 30, 2018, the Company had the following warrants outstanding:

Date Issued	Expiry Date	Exercise Price	Number of Warrants Outstanding
June 27, 2018	June 27, 2020	$C 0.25	613,084
July 10, 2018	July 10, 2020	$C 0.25	1,505,311
August 10, 2018	August 10, 2020	$C 0.15	2,595,499
August 15, 2018	August 15, 2020	$C 0.25	315,030
August 28, 2018	August 28, 2020	$C 0.15	3,100,000
August 31, 2018	August 31, 2020	$C 0.25	144,000
			8,272,922

On June 27, 2018, 564,167 warrants were issued to participants in the Tranche 1 of the Flow-Through Financing being conducted by the Company.

On June 27, 2018, 48,917 warrants were issued to the finder of certain subscribers to Tranche 1 of the Flow-Through Financing being conducted by the Company as compensation. The fair value of these warrants was charged to share issuance costs against the share capital.

The fair value of each of these 48,917 finder’s warrants was calculated to be C$0.05 using the Black Scholes option pricing model with the following assumptions:

Risk free interest rate – 1.77%; Dividend yield – 0.00%; Expected volatility – 85%; Expected life – 2 years.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

On July 10, 2018, 1,443,464 warrants were issued to participants in the Tranche 2 of the Flow-Through Financing being conducted by the Company.

On July 10, 2018, 61,847 warrants were issued to the finder of certain subscribers to Tranche 2 of the Flow-Through Financing being conducted by the Company as compensation. The fair value of these warrants was charged to share issuance costs against the share capital.

The fair value of each of these 61,847 finder’s warrants was calculated to be C$0.071 using the Black Scholes option pricing model with the following assumptions:

Risk free interest rate – 1.93%; Dividend yield – 0.00%; Expected volatility – 76%; Expected life – 2 years.

On August 10, 2018, 2,584,999 warrants were issued to participants in the Tranche 1 of the Non-Flow-Through Financing being conducted by the Company.

On August 10, 2018, 10,500 warrants were issued to the finder of certain subscribers to Tranche 1 of the Non-Flow-Through Financing being conducted by the Company as compensation. The fair value of these warrants was charged to share issuance costs against the share capital.

The fair value of each of these 10,500 finder’s warrants was calculated to be C$0.068 using the Black Scholes option pricing model with the following assumptions:

Risk free interest rate – 2.08%; Dividend yield – 0.00%; Expected volatility – 80%; Expected life – 2 years.

On August 15, 2018, 276,750 warrants were issued to participants in the Tranche 3 of the Flow-Through Financing being conducted by the Company.

On August 15, 2018, 38,280 warrants were issued to the finder of certain subscribers to Tranche 3 of the Flow-Through Financing being conducted by the Company as compensation. The fair value of these warrants was charged to share issuance costs against the share capital.

The fair value of each of these 38,280 finder’s warrants was calculated to be C$0.055 using the Black Scholes option pricing model with the following assumptions:

Risk free interest rate – 2.06%; Dividend yield – 0.00%; Expected volatility – 79%; Expected life – 2 years.

On August 28, 2018, 3,100,000 warrants were issued to participants in the Tranche 2 of the Non-Flow-Through Financing being conducted by the Company.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

On August 31, 2018, 140,000 warrants were issued to participants in the Tranche 4 of the Flow-Through Financing being conducted by the Company.

On August 31, 2018, 4,000 warrants were issued to the finder of certain subscribers to Tranche 4 of the Flow-Through Financing being conducted by the Company as compensation. The fair value of these warrants was charged to share issuance costs against the share capital.

The fair value of each of these 4,000 finder’s warrants was calculated to be C$0.05 using the Black Scholes option pricing model with the following assumptions:

Risk free interest rate – 2.04%; Dividend yield – 0.00%; Expected volatility – 80%; Expected life – 2 years.

Share Options

The Company’s incentive stock option plan (the “Option Plan”) provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the applicable stock exchange’s requirements, grant to directors, officers, employees and consultants to the Company, non-transferable options to purchase common shares. Pursuant to the Option Plan, the Company may grant a total of options not exceeding 10% of the issued and outstanding common shares. As at September 30, 2018 there were 160,000 stock options granted and exercisable.

A continuity of the Company’s options is as follows:

	Options	Weighted average exercise price	Weighted average number years to expiry
December 31, 2017	265,000	1.00	0.78
Cancelled	(105,000)	1.00	(0.03)
September 30, 2018	160,000	1.00	0.03

As at September 30, 2018, the Company had the following options outstanding:

Date Issued	Expiry Date	Exercise Price	Number of Options Outstanding	Number of options Exercisable
October 12, 2013	October 12, 2018	$1.00	160,000	160,000

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

Subsequent to September 30, 2018, the 160,000 options listed above expired, also subsequent to September 30, 2018, 3.0 million options were granted to directors, officers and consultants pf the Company with an expiry date of five years from date of grant on November 19, 2018.

9.
FLOW-THROUGH SHARE PREMIUM LIABILITY

Flow-through share premium liability was estimated based on the premium of the flow-through a series of flow-through private placements closed in June, July and August 2018 at C$0.15/unit over the two tranches of non-flow-through private placements closed in August 2018 at C$0.12/unit.

A summary of the changes in the Company’s flow-through share premium liability was as follows:

Balance, December 31, 2017	$–
Flow-through share premium liability on issuance of flow-through shares	110,510
Settlement of flow-through share premium liability pursuant to incurring qualified expenditures	(33,123)
Balance, September 30, 2018	$77,387

10.
LOAN PAYABLE TO TROILUS GOLD CORP.

On September 19, 2018, Troilus Gold and Emgold entered into a bridge loan agreement whereby Troilus Gold advanced C$200,000 to Emgold with the following terms: Interest rate of 10% per annum calculated from the date of disbursement on September 21, 2018. Emgold shall repay the outstanding loan balance to Troilus Gold upon the earlier of (i) November 12, 2018 or (ii) both parties agree upon in writing. This agreement was subsequently extended to December 11, 2018 and the amount of the loan increased to C$250,000.

11.
CAPITAL MANAGEMENT

The Company manages its capital structure and adjusts it based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as share capital.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

Management reviews its capital management approach on an on-going basis and believes that this approach is reasonable and appropriate relative to the size of the Company.

The Company is in the business of mineral exploration and has no source of operating revenue. Operations are financed through the issuance of capital stock or liability instruments, or through the sale of property, plant, and equipment. Capital raised is held in cash in an interest-bearing bank account until such time as it is required to pay operating expenses or resource property costs. The Company is not subject to any externally imposed capital restrictions. Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities. The Company’s objectives have not changed during the period ended September 30, 2018.

12.
SEGMENTED DISCLOSURE

The Company operates in one operating segment, which is acquisition, and exploration of mineral properties. The following provides segmented disclosure on assets and liabilities as reviewed by management regularly:

(Rounded to 000's)	Canada	United States	Total
September 30, 2018
Current assets	234,000	16,000	250,000
Long-term Assets
Assets held for sale	-	154,000	154,000
Resource properties	390,000	597,000	987,000
Property deposit		118,000	118,000
Other	10,000	-	10,000
Liabilities
Current liabilities	(375,000)	(424,000)	(799,000)
December 31, 2017
Current assets	20,000	11,000	31,000
Long-term Assets
Assets held for sale	-	154,000	154,000
Resource properties	-	544,000	544,000
Property deposit	-	111,000	111,000
Other Liabilities	-	-	-
Current liabilities	(112,000)	(388,000)	(500,000)

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

13.
EVENTS AFTER THE REPORTING PERIOD

a)
Completion of the First Tranche of the Flow-Through Private Placement

On October 4, 2018, Emgold completed a first tranche of a non-brokered private placement (the “Financing”) by the issuance of 900,000 units (each a “Unit”) issued at a price of C$0.12 per Unit for gross proceeds of C$108,000. Each Unit consists of one (1) common share (a “Share”) of the Company and one (1) non-transferable share purchase warrant (a “Warrant”). Each Warrant will entitle the holder to purchase, for a period of 24 months from the date of issuance, one additional Share (each a “Warrant Share”) issued at a price of C$0.17 per Warrant Share. A Finder’s Fee of $960 in cash was payable on a portion of the Units in association with the closing of this tranche of the Financing. One insider of the Company participated in the Financing and subscribed for an aggregate of 800,000 Units for gross proceeds of $96,000. Participation of insiders of the Company in the Private Placement constitutes a related party transaction as defined under Multilateral Instrument 61- 101 (Protection of Minority Security Holders in Special Transactions). The Company is relying on the exemption from the formal valuation requirement found in Section 5.5(b) of MI 61-101 (Issuer Not Listed On Specified Markets) and also relying on the exemption from the minority approval requirement found in Section 5.7(1)(a) of MI 61-101 (Fair Market Value Not More Than 25% of Market Capitalization) and Section 5.7(b) of MI 61-101 (Fair Market Value Not More Than $2,500,000 for the Related Party).

b)
Golden Arrow Acquisition
On October 2, 2018, Emgold announced it has completed a Definitive Purchase and Option Agreement for the Golden Arrow Property, Nevada. On October 5, 2018, Emgold announced it has obtained TSX Venture Exchange approval for the acquisition of a 100% interest in the Golden Arrow Property by completing cash payments totaling C$100,000 and share payments of 5.0 million Common Shares to Nevada Sunrise. On November 15, 2018, Emgold announced it had closed the transaction and was working with Nevada Sunrise to transfer the claims into Emgold or its subsidiary’s name.

c)
Troilus North Acquisition

On October 14, 2018 Emgold announced it had completed an Assignment Agreement for the Troilus North Property with Chimata and Greg Exploration et al (the “Vendors”). Emgold made a C$175,000 payment to the Vendors to acquire the underlying rights to the Property from the Vendors and the ownership of the 209 claims were transferred into Emgold’s name.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

On November 15, 2018 Emgold announced it has received TSX Venture Exchange approval for the amendment to the Troilus North Definitive Agreement previously announced on August 13, 2018. Emgold also announced that, since optioning the Troilus North Property, Emgold had completed the C$300,000 requirement in exploration expenditures on the Property and had elected to move forward with acquisition of 100% ownership of the Property by accelerating the exercise of the First Option and Second Options together. As such, Emgold closed the 100% acquisition of the Property by completing the remaining requirements of the Definitive Agreement and Amendment, which required Emgold to issue 4.0 million additional common shares, make a cash payment of C$200,000 and grant a 1.0% NSR on the Property to Chimata. Following closing of the transaction, Chimata held 6.0 million Common Shares of the Company out of 30,968,805 Common Shares issued and outstanding, representing 19.4% of Emgold’s issued and outstanding share capital. The transaction described between the Company and Chimata was not a non-arm’s length transaction as Chimata’s Chief Financial Officer, who is also acting as director of Emgold.

d)
Troilus North Sale
On November 28, 2018, the Company announced it had signed a Purchase and Sales Agreement to sell its Troilus North Property, to Troilus Gold Corporation (TSX: TLG) (“Troilus Gold”) for 3,750,000 Troilus Gold common shares and C$250,000 in cash (the “Transaction”). Upon completion of the Transaction, which is expected to occur on or about December 5, 2018 (the “Effective Date”), Emgold will hold approximately 7.1% of Troilus Gold’s issued and outstanding share capital. The contemplated Transaction remains subject to regulatory approval, including final approval of the TSX. The Transaction is arm’s length and there is no finder’s fee is payable in connection with the Transaction. Upon closing of the Transaction, the C$250,000 loan outlined in note 10 of this document will be forgiven with no interest and will become the C$250,000 payment related to the Transaction. The common shares shall be subject to a four-month statutory hold period from the date of closing. For a period of two-years from the date of closing, Troilus Gold will have a Right of First Refusal (“ROFR)” pursuant to which Troilus Gold shall have the opportunity to find a buyer at equal or superior terms in the event Emgold wishes to dispose of the shares (the “ROFR Period”). During the ROFR Period, provided Emgold holds no less than 5% of Troilus’ issued and outstanding shares, Emgold shall have a participation right whereby Emgold shall have the right to maintain its proportional interest in Troilus, subject to certain conditions.